SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Quicksilver Gas Services LP
(Name of Issuer)

Common Units, representing limited partnership interests
(Title of Class of Securities)

74839G 106
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock of the Issuer reported herein is 334,668 common units representing limited partnership interests, which constitutes approximately 2.7% of the total number of common units outstanding.  All ownership percentages set forth herein assume that there are 12,269,714 outstanding.

CUSIP No. 74839G 106

1.     Name of Reporting Person:

           Little Hoss Cowtown Pipeline Partners

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  180,011
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  180,011
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          180,011

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 1.5%

12.     Type of Reporting Person: PN

CUSIP No. 74839G 106

1.     Name of Reporting Person:

           Little Hoss Cowtown Processing Partners

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  154,657
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  154,657
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          154,657

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 1.3%

12.     Type of Reporting Person: PN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated November 16, 2007 (the "Schedule 13G"), relating to the Common Units, representing limited partnership interests (the "Common Units"), of Quicksilver Gas Services LP (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

(a) - (b)

Reporting Persons

Pipeline Partners

The aggregate number of Common Units that Pipeline Partners owns beneficially, pursuant to Rule 13d-3 of the Act, is 180,011, which constitutes approximately 1.5% of the outstanding Common Units.

Processing Partners

The aggregate number of Common Units that Processing Partners owns beneficially, pursuant to Rule 13d-3 of the Act, is 154,657, which constitutes approximately 1.3% of the outstanding Common Units.

Controlling Persons

Ranch

Because of its position as the managing partner of Pipeline Partners and Processing Partners, Ranch may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 334,668 Common Units, which constitutes approximately 2.7% of the outstanding Common Units.

Moore

Because of his position as the sole member of Ranch, Moore may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 334,668 Common Units, which constitutes approximately 2.7% of the outstanding Common Units.

LMBI

Because of its position as a general partner of Pipeline Partners and Processing Partners, LMBI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 334,668 Common Units, which constitutes approximately 2.7% of the outstanding Common Units.

LMBI GP

Because of its position as the sole general partner of LMBI, LMBI GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 334,668 Common Units, which constitutes approximately 2.7% of the outstanding Common Units.

Trust

Because of its position as the sole member of LMBI GP, the Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 334,668 Common Units, which constitutes approximately 2.7% of the outstanding Common Units.

Bass

Because of his position as the sole trustee of the Trust, Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 334,668 Common Units, which constitutes approximately 2.7% of the outstanding Common Units.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any of the Common Units.

(c)

Reporting Persons

Pipeline Partners

Pipeline Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 180,011 Common Units.

Processing Partners

Processing Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 154,657 Common Units.

Controlling Persons

Ranch

As the managing partner of both Pipeline Partners and Processing Partners, Ranch has the sole power to vote or to direct the vote of an aggregate of 334,668 Common Units and the shared power to dispose or to direct the disposition of an aggregate of 334,668 Common Units.

Moore

As the sole member of Ranch, Moore has the sole power to vote or to direct the vote of an aggregate of 334,668 Common Units and the shared power to dispose or to direct the disposition of an aggregate of 334,668 Common Units.

LMBI

As a general partner of both Pipeline Partners and Processing Partners, LMBI has no power to vote or to direct the vote of any Common Units and has the shared power to dispose or to direct the disposition of an aggregate of 334,668 Common Units.

LMBI GP

As the sole general partner of LMBI, LMBI GP has no power to vote or to direct the vote of any Common Units and has the shared power to dispose or to direct the disposition of 334,668 Common Units.

Trust

As the sole member of LMBI GP, the Trust has no power to vote or to direct the vote of any Common Units and has the shared power to dispose or to direct the disposition of 334,668 Common Units.

Bass

As the sole trustee of the Trust, Bass has no power to vote or to direct the vote of any Common Units and has the shared power to dispose or to direct the disposition of 334,668 Common Units.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.     Ownership of Five Percent or Less of a Class.

The Reporting Persons have ceased to be the beneficial owners of five percent or more of the outstanding Common Units.

Item 10 is hereby restated in its entirety as follows:

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     February 10, 2009

LITTLE HOSS COWTOWN PIPELINE PARTNERS By: AEM Ranch, LLC, Managing Partner By: /s/ Ardon E. Moore Ardon E. Moore, President
LITTLE HOSS COWTOWN PROCESSING PARTNERS By: AEM Ranch, LLC, Managing Partner By: /s/ Ardon E. Moore Ardon E. Moore, President